FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Brichler Joseph A.	2. Issuer Name and Ticker or Trading Symbol MarketWatch.com, Inc. (MKTW)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Controller
(Last) (First) (Middle) c/o MarketWatch.com, Inc. 825 Battery Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/29/2003
(Street) San Francisco, CA 94111		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/29/03		M		1,125	A	$4.03120	0.00	D
Common Stock	4/29/03		S		1,125	D	$7.2500	0.00	D
Common Stock	4/29/03		M		1,375	A	$4.03000	0.00	D
Common Stock	4/29/03		S		1,375	D	$7.2500	0.00	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$4.0300	4/29/2003		M			1,375	(1)	1/22/12	Common Stock	1,375			D
Employee Stock Option (Right to Buy)	$4.0312	4/29/2003		M			1,125	(2)	10/26/10	Common Stock	1,125		33,625	D

Explanation of Responses:

(1) Issue of option to purchase 19,125 shares in connection with offer to exchange by MarketWatch.com, Inc. pursuant to a schedule TO filed on June 20, 2001 and subsequently amended on July 9, 2001, July 12, 2001 and July 27, 2001. Becomes exercisable with respect to 1/3 of the shares as of each of July 18, 2002, July 18, 2003 and July 18, 2004.
(2) Option to purchase 10,000 shares of common stock granted on October 26, 2000. Becomes exercisable with respect to one third of the shares as of each of October 26, 2001, October 26, 2002 and October 26, 2003.

By: /s/ JOSEPH A. BRICHLER Joseph A. Brichler **Signature of Reporting Person	04/29/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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